UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42696

Vantage Corp

(Registrant’s Name)

#05-06, Level 5, 51 Cuppage Road

Singapore 229469

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Full Exercise of Over-Allotment Option for 487,500 Class A Ordinary Shares

As previously disclosed, on June 11, 2025, Vantage Corp (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Network 1 Financial Securities, Inc., as the representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 3,250,000 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), for a price of $4.00 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 487,500 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO (the “OA Option”).

On June 16, 2025, the Representative exercised the OA Option in full to purchase 487,500 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generating gross proceeds of $1,950,000. The OA Option exercise closed on June 18, 2025.

On June 18, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 24,375 Class A Ordinary Shares at a per share price of $5.00 (the “Representative’s Warrants”).

In connection with the exercise of the OA Option, the Company issued a press release on June 18, 2025.

Copies of the Underwriting Agreement, the Representative’s Warrants and the press release are attached hereto as Exhibits 10.1, 4.1 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants do not purport to be a complete description of each of the documents described in this Form 6-K, and are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Representative’s Warrants dated June 18, 2025
10.1	Underwriting Agreement dated June 11, 2025 by and between the Company and the Representative (incorporated by reference to Exhibit 10.1 to the Form 6-K file by the Company on June 13, 2025)
99.1	Press Release on Closing of Exercise of Over-allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantage Corp

Date: June 18, 2025	By:	/s/ Andresian D’Rozario
	Name:	Andresian D’Rozario
	Title:	Chief Executive Officer and Director